Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION THIRD QUARTER RESULTS AND CONFERENCE CALL NOVEMBER 1, 2012

(Calgary, October 25, 2012) /Marketwire/ - Pengrowth Energy Corporation will release its 2012 third quarter financial and operating results, prior to the opening of markets on Thursday, November 1, 2012.
A conference call will be held shortly after to discuss the results and address investor questions.

Conference call details:

Date:	Thursday, November 1, 2012

Time:	6:45 a.m. MT (8:45 a.m. ET)

Dial–in:	416-340-2216 or toll free 1-866-226-1792

Webcast:	http://www.gowebcasting.com/3693

A replay of the conference call will be made available shortly after the conclusion of the call and can be accessed by dialing 905-694-9451 or toll free 1-800-408-3053. The passcode is 1478682. The replay will be available until midnight eastern time on November 8, 2012.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and the Lindbergh thermal bitumen project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111